Exhibit 99.1

Nano Dimension to Sell DragonFly Pro 2020 3D Printer

to European Aerospace and Defense Industry Leader

NESS ZIONA, Israel, December 26, 2017 - Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), today announced that a leading European aerospace and defense supplier has purchased the company’s DragonFly 2020 Pro 3D Printer for professional electronics manufacturing. The international tier 1 supplier of systems and components will take delivery of the DragonFly 2020 Pro at its corporate research and technology center.

“We are thrilled to announce the sale of our ground-breaking commercial DragonFly 2020 Pro to a leading European aerospace and defense supplier. The printer was officially presented for the first time at IDtechEx and Productronica, in November 2017, and this is the fourth printer sold since the commercial release,” said Amit Dror, CEO of Nano Dimension. “They are the perfect customer. Already working with additive manufacturing technologies for several years, and now, with the DragonFly 2020 Pro, they will be able to produce functional electronic circuit prototypes overnight, to enable true-part validation testing and explore new opportunities for product performance.”

The DragonFly 2020 Pro 3D Printer is transforming additive manufacturing for electronics development by empowering companies to take control of their entire development cycle. The award-winning system enables the 3D-printing of functional electronics such as sensors, conductive geometries, antennas, molded connected devices, printed circuit board and other devices.

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the sale and delivery of its DragonFly 2020 Pro 3D Printer, that purchasers will be able to produce functional electronic circuit prototypes overnight, to enable true-part validation testing and explore new opportunities for product performance, and that the DragonFly 2020 Pro 3D Printer is transforming additive manufacturing for electronics development by empowering companies to take control of their entire development cycle. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com